February 12, 1997


VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: Amendment to Schedule 13G

Ladies and Gentlemen:

     Submitted herewith is Amendment No. 4 to the Schedule 13G for J. Weston Daw and Beverly Daw. This filing is being effected by direct transmission via the Commission's EDGAR System. No fee is required in connection with this filing. If you have any questions concerning this material, please do not hesitate to call the undersigned or Matthew Dorny at (801) 532-7840.

                                   Sincerely,

                                   /s/ SUSAN ALLEN

                                   Susan Allen
                                   Legal Assistant


Attachment
cc:  Daw Technologies, Inc.
     Reporting Persons
     D. Matthew Dorny


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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549



                                     SCHEDULE 13G

                       Under the Securities Exchange Act of 1934
                             (Amendment No.     4     )*



                              Daw Technologies, Inc.
                           ----------------------------
                                (Name of Issuer)

                           Common Stock, $.01 Par Value
                          ------------------------------
                          (Title of Class of Securities)

                                    23922010
                              ---------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2-95)
                               Page 1 of 8 Pages
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CUSIP No. 23922010                                             Page 2 of 8 Pages
                                     13G

1         NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          J. Weston Daw - SSN:  ###-##-####

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)  [ ]
          (b)  [ ]

3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States



      NUMBER OF            5   SOLE VOTING POWER
       SHARES                  726,099
    BENEFICIALLY
      OWNED BY             6   SHARED VOTING POWER
       EACH                    1,452,494
     REPORTING
      PERSON               7   SOLE DISPOSITIVE POWER
       WITH                    726,099

                           8   SHARED DISPOSITIVE POWER
                               1,452,494

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          2,178,593

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          17.6%

12        TYPE OF REPORTING PERSON*
          IN

CUSIP No. 23922010                                             Page 3 of 8 Pages
                                      13G

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON

          Beverly Daw


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [ ]
          (b) [ ]

3         SEC USE ONLY


4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States



     NUMBER OF             5   SOLE VOTING POWER
       SHARES                  None
    BENEFICIALLY
      OWNED BY             6   SHARED VOTING POWER
         EACH                  2,178,593
     REPORTING
       PERSON              7   SOLE DISPOSITIVE POWER
         WITH                  None

                           8   SHARED DISPOSITIVE POWER
                               2,178,593

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON
          2,178,593

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          17.6%

12        TYPE OF REPORTING PERSON*
          IN

CUSIP No. 23922010                                             Page 4 of 8 Pages

This Amendment No. 4 to the Schedule 13G of J. Weston Daw and Beverly Daw amends and supplements, and should be read in conjunction with, the Schedule 13G and Amendments 1 and 2 thereto, all of which were filed on May 31, 1996, and Amendment No. 3 thereto, which was filed on June 3, 1996.

Item 1.

        (a)         Name of Issuer:  Daw Technologies, Inc.

        (b)         Address of Issuer's Principal Executive Offices:
                    2700 South 900 West, Salt Lake City, Utah 84119

Item 2.

        (a) Name of Persons Filing: J. Weston Daw and Beverly Daw (the "Reporting Persons")

        (b)        Address of Principal Business Office of J. Weston Daw:
                   12552 South 125 West, Draper, Utah  84020

                   Address of Residence of Beverly Daw:
                   602 Walnut Brook Drive, Murray, Utah  84107

        (c)        Citizenship:  United States

        (d)        Title of Class of Securities:
                   Common Stock, $.01 Par Value (the "Common Stock")

        (e)        CUSIP Number:  23922010


Item 3.

        This statement is not filed pursuant to Rule 13d-1(b) or 13d-2(b).


Item 4.
        Ownership

        (a)    Amount Beneficially owned by J. Weston Daw as of 12/31/96:
               2,178,593 shares

               Amount Beneficially owned by Beverly Daw as of 12/31/96:
               2,178,593 shares

        (b) Percent of Class owned by J. Weston Daw as of 12/31/96: 17.6% Percent of Class owned by Beverly Daw as of 12/31/96: 17.6%

CUSIP No. 23922010                                             Page 5 of 8 Pages

        (c)    Number of shares as to which the Reporting Persons have:

              (i)     sole power to vote or to direct the vote:
                      As of December 31, 1996, J. Weston Daw had sole power to vote or to direct the vote of 726,099 shares, which included 10,000 shares underlying options presently exercisable. Beverly Daw did not have sole power to vote or direct the vote of any shares.

              (ii)    shared power to vote or to direct the vote:
                      As of December 31, 1996, the Reporting Persons shared the power to vote or to direct the vote of 1,452,494 shares jointly held by the Reporting Persons, of which 500,000 shares were held by the J. Weston Daw Investment Co. In addition, Beverly Daw, the spouse of J. Weston Daw, may be deemed to share voting power with respect to the shares held by J. Weston Daw as a result of such relationship.

              (iii)   sole power to dispose or to direct the disposition of:
                      As of December 31, 1996, J. Weston Daw had sole power to dispose or to direct the disposition of 726,099 shares, which included 10,000 shares underlying presently exercisable options. Beverly Daw did not have the sole power to dispose of or direct the disposition of any shares.

              (iv)    shared power to dispose or to direct the disposition of:
                      As of December 31, 1996, the Reporting Persons shared the power to dispose or direct the disposition of 1,452,494 shares jointly held by the Reporting Persons, of which 500,000 shares were held by the J. Weston Daw Investment Co. In addition, Beverly Daw, the spouse of J. Weston Daw, may be deemed to share dispositive power with respect to the shares held by J. Weston Daw as a result of such relationship.

              The filing of this Amendment No. 4 to Schedule 13G shall not be construed as an admission that the Reporting Persons, for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, are the beneficial owners of all of the securities covered by this
              Schedule 13G.


Item 5.       Ownership of Five Percent or Less of a Class

              This statement is not being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be beneficial owners of more than five percent of the class of securities.


Item 6.       Ownership of More than Five Percent on Behalf of
              Another Person

       Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

       Not applicable.

CUSIP No. 23922010                                             Page 6 of 8 Pages

Item 8.     Identification and Classification of Members of the Group

       Not applicable.


Item 9.     Notice of Dissolution of Group

       Not applicable.


Item 10.    Certification

       Not applicable.

CUSIP No. 23922010                                             Page 7 of 8 Pages

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED:  February 12, 1997              DATED:  February 12, 1997



By  /s/ DAVID R. GROW               By  /s/ DAVID R. GROW

Beverly Daw by David R. Grow,       J. Weston Daw by David R. Grow,
Attorney-in-Fact pursuant to a      Attorney-in-Fact pursuant to a
Power of Attorney dated May 28,     Power of Attorney dated February 20,
1996, a copy of which is on         1996, a copy of which is on file
file with the Commission and        with the Commission and incorporated
incorporated herein by reference.   herein by reference.

CUSIP No. 23922010                                             Page 8 of 8 Pages

                                   EXHIBIT A
                                   AGREEMENT

      The undersigned agree that this Amendment No. 4 to Schedule 13G of J. Weston Daw and Beverly Daw relating to the shares of Common Stock of Daw Technologies, Inc. shall be filed on behalf of each of the undersigned.




By  /s/ DAVID R. GROW               By  /s/ DAVID R. GROW

Beverly Daw by David R. Grow,       J. Weston Daw by David R. Grow,
Attorney-in-Fact pursuant to a      Attorney-in-Fact pursuant to a
Power of Attorney dated May 28,     Power of Attorney dated February 20,
1996, a copy of which is on         1996, a copy of which is on file
file with the Commission and        with the Commission and incorporated
incorporated herein by reference.   herein by reference.